EXHIBIT D







November 15, 2002



Mr. Grant Hughes
Vice President
Broadview International
Fax (201) 346-9191


Dear Mr. Hughes:

Thank you for inviting us to tender a preliminary indication of interest ("IOI") re. Project Hat Trick ("HT").

VALUATION:  Constellation,  either  directly,  or via a wholly  owned  U.S.
subsidiary ("CSI") would offer $4.50 USD per share for all of the outstanding shares of HT. As I understand it, most of the unvested options of HT vest and accelerate in the event of a takeover. To the extent that the options do not vest, or that HT options are not exercised, we would be willing to deal with them in a way that would be mutually beneficial to the employees and the company.

CONSIDERATION/TRANSACTION: CSI's offer would be in the form of cash. We would use our existing cash balances, and equity financing from our major shareholders, OMERS (the Ontario Municipal Employees Retirement System, one of the largest Canadian pension funds) and TD Capital (the merchant banking arm of TD Bank Financial Group). We are reasonably flexible as to the structure of the transaction, although we would clearly wish to avoid running afoul of the Florida anti-takeover statutes as we privatise HT.

MANAGEMENT/EMPLOYEE CONSIDERATION: Having worked with many of the key employees at HT, we would strongly prefer that they remain with the company. I respect the diligence and skill that they have demonstrated in turning around HT during the last 3 years. I understand that many of the key employees now have golden parachutes that they may wish to exercise. While we would rather that they stayed with the company, their departure would not deter us from our bid. CSI has a corporate-wide employee incentive program that is tied to growth and profitability. Should CSI be successful in its bid, we would expect to roll-out a similar program for those employees who remain at HT.

ADDITIONAL DUE DILIGENCE: CSI would expect to embark upon a two to three week diligence process. Areas of primary interest would be maintenance attrition, professional services utilisation, and the company's R&D investment programs. We have a comprehensive diligence list that we would expect to complete prior to making an offer. Our subsequent offer to all shareholders would be contingent upon our being satisfied with the results of our diligence work.

TIMING: CSI can complete diligence and be ready to embark upon a tender or proxy solicitation process within 4 weeks. We would attempt to complete the process as quickly as possible.

OTHER CONSIDERATIONS: If our IOI is acceptable, we would expect HT to agree not to solicit any other offers, and the HT board to agree to recommend our offer to the shareholders.


Sincerely,


/s/ Mark Leonard
----------------------

Mark Leonard
President